

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

<u>Via E-mail</u>
Mr. Samuel A. Greco
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

  Re: CareView Communications, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed March 15, 2012
     File No. 000-54090

Dear Mr. Greco:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Kathleen Krebs, for

         Larry Spirgel
         Assistant Director